Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Award of Share Options

Oxford, UK, and Cambridge, MA, US, 29 March 2019 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, announces the annual grant of options over new ordinary shares of one penny nominal value (‘Ordinary Shares’) on 29 March 2019 to the Chief Executive Officer, PDMRs and other employees in line with the Company’s Long Term Incentive Plan.

Details of the grant to the Chief Executive Officer and the other PDMRs are summarised below.

Director/PDMR	Position	Options Awarded	Total number of Options Held
Glyn Edwards	Chief Executive Officer	3,000,000	5,785,268
David Roblin	Chief Operating Officer, President of R&D	2,000,000	3,539,661
Daniel Elger	Chief Commercial Officer	1,500,000	1,923,430

All options awarded to the Chief Executive Officer and the other PDMRs on 29 March 2019 have an exercise price of 27.5 pence per share and will vest in full on 29 March 2022 subject to achievement of performance conditions pertaining to corporate and programme development milestones and continued service to the Company.

In addition, the Company has granted Options over a further 4,896,000 Ordinary Shares to other employees of the Company on the same date. These options also have an exercise price of 27.5 pence per share. They will vest in nine equal tranches on a quarterly basis from 29 March 2020 and will vest in full on 29 March 2022, or sooner on the happening of certain corporate events reflecting the achievement of the Group’s long-term objectives.

The exercise price of 27.5 pence per share for all options granted was the mid-market closing price of the Ordinary Shares on AIM on 29 March 2019. The maximum number of outstanding share options following the grants referred to above is 20,418,951 representing approximately 12.7 per cent of the currently issued ordinary share capital of the Company.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

1	Details of the persons discharging managerial responsibilities/person closely associated

a)	Name	(i) Glyn Edwards (ii) David Roblin (iii) Daniel Elger

2	Reason for the notification

a)	Position / status	(i) Chief Executive Officer (ii) Chief Operating Officer, President of R&D (iii) Chief Commercial Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		(i)-(iii) 27.5 pence per share (exercise price)	(i) 3,000,000 (ii) 2,000,000 (iii) 1,500,000

d)	Aggregated information

	- Aggregated volume	6,500,000 ordinary shares

	- Price	27.5 pence per share (exercise price)

e)	Date of the transactions	29 March 2019

f)	Place of the transactions	Outside a trading venue

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